FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated February 24, 2022;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2021; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2021.

February 24, 2022

For immediate release

Quebecor inc. ANNOUNCES 9% INCREASE IN QUARTERLY DIVIDEND AND reports consolidated results for fourth quarter and full year 2021

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the fourth quarter and full year of 2021. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Highlights

2021 financial year

➢	Revenues: $4.55 billion in 2021, up $236.6 million (5.5%) from 2020.

➢	Adjusted EBITDA:[1] $1.97 billion, up $20.6 million (1.1%).

➢	Net income attributable to shareholders: $578.4 million ($2.38 per basic share) in 2021, compared with 607,2 million ($2.41 per basic share) in 2020.

➢	Adjusted income from continuing operating activities:[2] $621.9 million ($2.55 per basic share) in 2021, compared with $594.5 million ($2.36 per basic share).

➢	Adjusted cash flows from operations:[3] $1.38 billion in 2021, up $69.7 million (5.3%).

➢	Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) raised by 9% from $0.275 to $0.30 per share.

➢	The Telecommunications segment grew its revenues by $112.4 million (3.1%) and its adjusted EBITDA by $11.3 million (0.6%) in 2021, despite the $12.6 million unfavourable impact of recognition of a one-time item in 2020.

➢	Videotron Ltd. ("Videotron") increased its revenues from mobile services and equipment ($73.2 million or 8.0%), Internet access ($70.0 million or 6.2%) and wireline equipment ($52.3 million or 34.5%) in 2021.

➢	Net increase of 41,700 revenue-generating units (“RGUs”)[4] (0.7%) in 2021, including 120,800 connections (8.2%) to the mobile telephony service and 44,000 subscriptions (2.4%) to the Internet access service.

➢	Videotron acquired, in December 2021, 294 blocks of spectrum in the 3500 MHz band across the country for $830.0 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia.

➢	Videotron announced, on May 12, 2021, the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020. With its increased speed, expanded connectivity and minimal latency, 5G will open up a world of possibilities for Québec City customers.

➢	Videotron acquired, on April 1, 2021, Cablovision Warwick Inc., serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Adjusted cash flows from operations” under “Definitions.”
[4]	See “Key performance indicator” under “Definitions.”

1

➢	Videotron launched, on August 17, 2021, Vrai, a new Québec subscription platform that meets the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.

➢	Videotron entered, on March 22, 2021, into agreements with the Québec government and the government of Canada jointly aimed at achieving government targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron is expanding its high-speed Internet network to connect approximately 37,000 more households and the governments have undertaken to provide financial assistance in the amount of approximately $258.0 million, which will be used in its entirety for the extension of Videotron’s network.

➢	Videotron issued, on January 22 and June 17, 2021, $1.40 billion aggregate principal amount of 3.125% and 3.625% Senior Notes maturing on January 15, 2031 and June 15, 2028, respectively. On June 17, 2021, Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029.

➢	Videotron completed, on July 6, 2021, the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. The related hedges in an asset position were also unwound. On July 5, 2021, Quebecor Media completed the early redemption of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount.

➢	Quebecor unveiled, on September 15, 2021, the new QUB digital platform, which brings together all of its news and entertainment content in one place. Available on the Internet and via a mobile app, QUB is differentiated by its vast quantity of multi-source, multi-format content, including text, music, video and audio, available live or on demand on a single platform to support discoverability.

➢	TVA Group Inc. (“TVA Group”) announced, on July 16, 2021, that the studios of Canadian film and television industry leader MELS will be enlarged with the construction of MELS 4, with the support of Investissement Québec and the City of Montréal. The project will strengthen MELS’ position on the market for foreign blockbusters and series.

➢	Videotron and TVA Sports announced, on September 9, 2021, a partnership with the Lions de Trois-Rivières, the new ECHL hockey team. The new Trois-Rivières arena is named the “Colisée Vidéotron” and TVA Sports is the exclusive official broadcaster of the Lions’ home games.

➢	The Sports and Entertainment segment acquired, on February 1, 2021, Les Disques Audiogramme inc. the largest independent French-language record label in North America, which also includes Éditorial Avenue, Canada’s largest French-language music publisher, in order to continue supporting talented Québec artists and promoting the dissemination of Québec music.

➢	The Sports and Entertainment segment became, on October 6, 2021 the new manager of the Cabaret du Casino de Montréal. It is now operating the acoustically superior multipurpose venue and presenting unique programming for thousands of guests.

Fourth quarter 2021

➢	Revenues: $1.18 billion, up $37.1 million (3.2%).

➢	Adjusted EBITDA: $498.8 million, down $28.0 million (-5.3%).

➢	Net income attributable to shareholders: $160.5 million ($0.67 per basic share) in the fourth quarter of 2021, a favourable variance of $0.7 million ($0.03 per basic share).

➢	Adjusted income from continuing operating activities: $157.6 million ($0.66 per basic share) in the fourth quarter of 2021, a $7.4 million decrease.

➢	Adjusted cash flows from operations: $370.6 million, up $25.4 million (7.4%).

➢	Net increase of 43,000 RGUs (0.7%) in the fourth quarter of 2021, including 36,200 subscriptions (7.7%) to the over-the-top video (“OTT video”) service, 30,600 connections (1.9%) to the mobile telephony service and 8,100 subscriptions (0.4%) to the Internet access service.

2

Comments by Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor:

"In the 2021 financial year, operating in an environment of ongoing and particularly intense competition in the Québec telecom industry, we posted increases of 5.5% in revenue, 1.1% in adjusted EBITDA and 5.3% in adjusted cash flows from operations. We stayed focused on the sound management of our operations, our balance sheet and our investments, as evidenced, among other things, by the 7.4% increase in adjusted cash flows from operations in the fourth quarter of 2021. With net available liquidity of $1.57 billion as at December 31, 2021, we have a solid foundation to pursue our strategic priorities and offer our growing customer base the most innovative technology at the best price.

"We were very pleased to complete the $830.0 million acquisition of 294 blocks of 5G spectrum in December 2021, with half of the investment concentrated in Ontario, Manitoba, Alberta and British Columbia. With this spectrum and with favourable conditions that would ensure the economic viability of mobile virtual network operators (MVNOs), which are now mandated by the CRTC, Videotron would be the independent player best-placed to ensure the emergence of real competition across Canada.

"We continued increasing our RGUs in the highly competitive mobile telephony space, with an increase of 120,800 subscriber connections, or 8.2%, in the last 12 months, including 30,600 in the fourth quarter of 2021. Our complementary Videotron and Fizz brands set us apart from the competition, as does the outstanding customer experience for which we are known. Thereby, for the third year in a row, Fizz placed first for online experience in Canada’s telecommunications industry on Léger’s WOW Digital Index.

"Our Helix platform also continues to perform strongly, as evidenced by the 157,000 RGUs that switched over to the service during the fourth quarter of 2021, the highest quarterly numbers of the year. Meanwhile, the number of Internet access subscribers stood at 1,840,800 at December 31, 2021, an increase of 44,000 (2.4%) in 2021. We have started connecting households to our high-speed Internet service under a joint project with the Québec government and the government of Canada. Videotron will receive $258.0 million in government financial assistance to connect approximately 37,000 households in various regions of Québec.

“We are excited about our successful 5G roll-out in Montréal and Québec City. With its increased speed, expanded connectivity and minimal latency, 5G opens up a world of possibilities for our customers. We will continue investing in this technology in the coming years to gradually bring it to our entire mobile network.

"Our choices and investments in OTT video service continued to prove sound, as demonstrated by the 36,200-subscriber increase (7.7%) in the fourth quarter of 2021. With its diverse, regularly updated selection of local content, the service now has more than 503,000 subscribers, including 42,000 to our new Vrai subscription platform, which carries unscripted lifestyle content in French. At the same time, in view of the federal government’s Bill C-11, which amends the Broadcasting Act and adds foreign online undertakings to its purview, we must note again the importance of lightening the regulatory and financial burden on conventional broadcasters so that we can remain competitive and continue investing heavily in the production of original Canadian content.

"Advertising revenues from the TVA Network and the specialty channels were up for the fourth consecutive quarter, driving an increase of approximately $24.3 million (16.5%) in TVA Group’s revenues in the fourth quarter of 2021. The higher revenues partially offset the increase in content costs, including higher content costs at TVA Sports than in the fourth quarter of 2020 because of the late start to the National Hockey League’s 2020-2021 season, and significant investments in the fourth quarter of 2021 to face increased competition from proliferating consumer offerings. Furthermore, thanks to our high-calibre original productions and major television events, our consolidated market share was 38.8% in the fourth quarter of 2021, reflecting in part a 0.5-point increase for the over-the-air TVA channel.

"Our new QUB digital platform, which consolidates all of Quebecor’s news and entertainment content, continues to gain traction, driving revenue growth by bringing content offerings together in one place.

“Also, I would like to thank Normand Provost for his great collaboration and valuable contribution throughout his 17 years of service as a director. Our Corporation had the privilege of being able to count on his expertise, loyalty and dedication to Quebecor Media, Quebecor and Videotron.

"With 2022 well underway, we are more committed than ever to maintaining our leadership position, continuing the sound management of our business, and staying at the forefront of technological progress in order to deliver a world-class experience to our customers. I want to underscore the outstanding work of our employees, who once again demonstrated extraordinary dedication throughout the year. Day after day, they embody our values of innovation, passion, collaboration, performance and agility.

"We are in an excellent position to seize the opportunities that lie ahead, guided by our overriding goal of creating long-term value for our customers, our employees, our shareholders and our community."

3

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor’s business partners and has led to a significant slowdown in some of the Corporation’s segments. Among other impacts, depending on circumstances, the restrictions and preventive measures imposed by the Québec government have caused a reduction in volume at Videotron’s retail outlets; a reduction in advertising revenues, in sports events broadcast by the TVA Sports specialty channel and in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment qualified for the Canadian Emergency Wage Subsidy, and subsidies totalling $12.2 million were recorded in 2021 as a reduction in employee costs ($49.6 million in 2020).

Non-IFRS financial measures

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted income from continuing operating activities, adjusted cash flows from operations (formerly "cash flows from operations"), free cash flows from continuing operating activities and consolidated net debt leverage ratio, and key performance indicators, including RGU. Definitions of the non-IFRS measures and key performance indicator used by the Corporation are provided in the “Definitions” section.

4

Financial tables

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except per basic share data)

	Years ended December 31			Three months ended December 31
	2021	2020	2019	2021	2020
Income
Revenues
Telecommunications	$3,735.0	$3,622.6	$3,480.4	$953.1	$940.9
Media	776.0	650.5	738.0	212.4	185.8
Sports and Entertainment	167.0	158.0	192.2	53.2	48.8
Inter-segment	(123.6)	(113.3)	(116.8)	(34.8)	(28.7)
	4,554.4	4,317.8	4,293.8	1,183.9	1,146.8
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	1,875.7	1,864.4	1,803.4	466.5	481.7
Media	83.4	82.2	74.8	28.8	45.6
Sports and Entertainment	20.4	8.7	7.3	4.2	2.1
Head Office	(6.3)	(2.7)	(6.0)	(0.7)	(2.6)
	1,973.2	1,952.6	1,879.5	498.8	526.8
Depreciation and amortization	(783.8)	(803.2)	(750.4)	(197.6)	(213.5)
Financial expenses	(333.4)	(328.2)	(327.5)	(79.5)	(79.1)
Gain (loss) on valuation and translation of financial instruments	14.4	8.0	(6.5)	7.2	(0.9)
Restructuring of operations and other items	(4.1)	(39.2)	(28.6)	(7.8)	(6.1)
Loss on debt refinancing	(80.9)	-	-	-	-
Income taxes	(197.0)	(205.8)	(205.7)	(56.6)	(58.1)
Income (loss) from discontinued operations	-	33.2	97.5	-	(0.6)
Net income	$588.4	$617.4	$658.3	$164.5	$168.5
Income from continuing operations attributable to shareholders	$578.4	$574.0	$555.3	$160.5	$160.4
Net income attributable to shareholders	578.4	607.2	652.8	160.5	159.8
Adjusted income from continuing operating activities	621.9	594.5	581.0	157.6	165.0
Per basic share:
Income from continuing operations attributable to shareholders	2.38	2.28	2.17	0.67	0.64
Net income attributable to shareholders	2.38	2.41	2.55	0.67	0.64
Adjusted income from continuing operating activities	2.55	2.36	2.27	0.66	0.66

5

	Years ended December 31						Three months ended December 31
	2021		2020		2019		2021		2020
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$537.1		$596.1		$678.1			$108.2	$164.6
Media	44.9		38.0		50.0			17.3	14.8
Sports and Entertainment	4.3		3.4		4.9			1.7	0.9
Head Office	4.8		2.7		2.4			1.0	1.3
	591.1		640.2		735.4			128.2	181.6
Acquisition of spectrum licences	830.0		-		255.8			664.0	-
Cash flows:
Adjusted cash flows from operations
Telecommunications	1,338.6		1,268.3		1,125.3			358.3	317.1
Media	38.5		44.2		24.8			11.5	30.8
Sports and Entertainment	16.1		5.3		2.4			2.5	1.2
Head Office	(11.1)		(5.4)		(8.4)			(1.7)	(3.9)
	1,382.1		1,312.4		1,144.1			370.6	345.2
Cash flows provided by continuing operating activities	1,182.6		1,431.5		1,211.8			323.1	377.0
Dividends declared	267.6		201.1		100.3			65.8	49.8
Dividends declared per basic share	1.10		0.80		0.39			0.28	0.20
Balance sheet:
Cash and cash equivalents	$64.7		$136.7		$14.0		$
Working capital	50.4		(70.4)		(161.4)
Net assets related to derivative financial instruments	382.3		597.1		677.7
Total assets	10,763.0		9,861.6		9,725.9
Total long-term debt	6,554.0		5,786.4		5,986.1
Lease liabilities (current and long term)	183.2		173.3		137.9
Convertible debentures, including embedded derivatives	141.6		156.5		165.8
Equity attributable to shareholders	1,255.6		1,112.6		977.5
Equity	1,378.8		1,214.1		1,072.1
Consolidated net debt leverage ratio[1]	3.19	x	2.68	x	2.91	x

1 See “Consolidated net debt leverage ratio” under “Definitions.”

6

2021/2020 financial year comparison

Revenues: $4.55 billion, a $236.6 million (5.5%) increase.

•	Revenues increased in Telecommunications ($112.4 million or 3.1% of segment revenues), Media ($125.5 million or 19.3%), and Sports and Entertainment ($9.0 million or 5.7%).

Adjusted EBITDA: $1.97 billion, a $20.6 million (1.1%) increase.

•	Adjusted EBITDA increased in Sports and Entertainment ($11.7 million or 134.5% of segment adjusted EBITDA), Telecommunications ($11.3 million or 0.6%), despite the $12.6 million unfavourable impact of recognition of a one-time item in 2020, and Media ($1.2 million or 1.5%).

•	The change in the fair value of Quebecor and Quebecor Media stock options and the value of Quebecor stock-price-based share units resulted in an $8.7 million favourable variance in the Corporation’s stock-based compensation charge in 2021 compared with 2020.

Net income attributable to shareholders: $578.4 million ($2.38 per basic share) in 2021, compared with $607.2 million ($2.41 per basic share) in 2020, a decrease of $28.8 million ($0.03 per basic share).

•	The main unfavourable variances were:

o	$80.9 million unfavourable variance related to debt refinancing;

o	$33.2 million decrease in income from discontinued operations;

o	$5.2 million increase in financial expenses.

•	The main favourable variances were:

o	$35.1 million favourable variance in restructuring of operations and other items;

o	$20.6 million increase in adjusted EBITDA;

o	$19.4 million decrease in the depreciation and amortization charge;

o	$8.8 million decrease in the income tax expense;

o	$6.4 million favourable variance related to gains on valuation and translation of financial instruments, including $5.6 million without any tax consequences.

Adjusted income from continuing operating activities: $621.9 million ($2.55 per basic share) in 2021, compared with $594.5 million ($2.36 per basic share) in 2020, an increase of $27.4 million ($0.19 per basic share).

Adjusted cash flows from operations: $1.38 billion, a $69.7 million (5.3%) increase due to the $49.1 million decrease in additions to property, plant and equipment and to intangible assets, and the $20.6 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $1.18 billion, a $248.9 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and the increase in current income taxes.

7

2021/2020 fourth quarter comparison

Revenues: $1.18 billion, a $37.1 million (3.2%) increase.

•	Revenues increased in Telecommunications ($12.2 million or 1.3% of segment revenues), Media ($26.6 million or 14.3%), and Sports and Entertainment ($4.4 million or 9.0%).

Adjusted EBITDA: $498.8 million, a $28.0 million (-5.3%) decrease.

•	Adjusted EBITDA decreased in Telecommunications ($15.2 million or -3.2% of segment adjusted EBITDA) and in Media ($16.8 million or -36.8%).

•	Adjusted EBITDA increased in Sports and Entertainment ($2.1 million).

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $5.6 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $160.5 million ($0.67 per basic share) in the fourth quarter of 2021, compared with $159.8 million ($0.64 per basic share) in the same period of 2020, a favourable variance of $0.7 million ($0.03 per basic share).

•	The main favourable variances were:

o	$15.9 million decrease in the depreciation and amortization charge;

o	$8.1 million favourable variance in gains and losses on valuation and translation of financial instruments, including $7.4 million without any tax consequences;

o	$4.7 million favourable variance in non-controlling interest.

•	The unfavourable variance was mainly due to:

o	$28.0 million decrease in adjusted EBITDA.

Adjusted income from continuing operating activities: $157.6 million ($0.66 per basic share) in the fourth quarter of 2021, compared with $165.0 million ($0.66 per basic share) in the same period of 2020, a decrease of $7.4 million.

Adjusted cash flows from operations: $370.6 million, a $25.4 million (7.4%) increase due primarily to a $27.1 million decrease in additions to property, plant and equipment and a $26.3 million decrease in additions to intangible assets, partially offset by the $28.0 million decrease in adjusted EBITDA.

Cash flows from continuing operating activities: $323.1 million, a $53.9 million decrease due primarily to the increase in current income taxes and the decrease in adjusted EBITDA, partially offset by the favourable net change in non-cash balances related to operating activities.

Investing and financing operations

•	On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.

•	In December 2021, Investissement Québec granted TVA Group an interest free unsecured loan for a maximum amount of $25.0 million in order to support the construction of MELS’ fourth production studio. The loan contains certain restrictive covenants as well as typical representations and warranties. As of December 31, 2021, no amount was drawn on the unsecured loan.

•	On July 5, 2021, Quebecor Media completed the early redemption of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021.

•	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.

8

•	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of 3.625% Senior Notes due June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes due June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.

•	On April 1, 2021, Alithya Group Inc (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc, of which Quebecor was one of the main shareholders. As part of this transaction, Quebecor obtained 11.9% of Alithya’s share capital and 6.7% of voting rights related to Alithya’s issued and outstanding shares. The corresponding $19.6 million gain on disposal was accounted for in the second quarter of 2021. This transaction also includes purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.

•	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million.

Senior management and board of directors

•	On April 14, 2021, France Lauzière took time off from her professional duties for family reasons. On October 29, 2021, Ms. Lauzière resigned from her position as President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, for the same reasons. She will remain available to work with the company on strategic projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, will continue to serve as acting President of TVA Group and Quebecor Content.

•	On June 4, 2021, Jean-François Pruneau resigned as President and Chief Executive Officer of Videotron to pursue personal investment projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, took over as President of Videotron.

•	After a period of reflection in recent months, Mr. Normand Provost announced that he was leaving his position as director after 17 years on the board of directors of Quebecor Media and 8 years on the board of the Corporation. Over the years, Mr. Provost has notably acted as a member of the Executive Committee of Quebecor Media and as Chairman of the Audit and Risk Management Committee of the Corporation, Quebecor Media and Videotron.

3500 MHz spectrum auction

Videotron acquired, in December 2021, 294 blocks of spectrum in the 3500 MHz band across the country for $830.0 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia.

Capital stock

On August 4, 2021, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 3.6% of issued and outstanding Class B Shares as of July 30, 2021. The purchases can be made from August 15, 2021 to August 14, 2022, at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

On August 6, 2021, the Corporation entered into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It came into effect on August 15, 2021 and will terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

In 2021, the Corporation purchased and cancelled 8,914,650 Class B Shares for a total cash consideration of $282.4 million (6,457,050 Class B Shares for a total cash consideration of $201.2 million in 2020). The excess of $229.8 million of the purchase price over the carrying value of Class B Shares repurchased was recorded as a reduction of retained earnings ($163.1 million in 2020).

Dividends

On February 23, 2022, the Board of Directors of Quebecor declared a quarterly dividend of $0.30 per share on its Class A Shares and Class B Shares, payable on April 5, 2022 to shareholders of record as of the record date of March 11, 2022. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on November 3, 2021 on Quebecor Class B Shares triggered an adjustment to the floor price and ceiling price then in effect. Accordingly, effective November 18, 2021, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $25.49 per share (that is, a maximum number of approximately 5,883,572 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $31.87 per share (that is, a minimum number of approximately 4,706,858 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full-year 2021 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at www.quebecor.com/en/investors/financial documentation or from the SEDAR filing service at www.sedar.com.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter and full-year 2021 results on February 24, 2022 at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1-877-293-8052, access code for participants 93098#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by dialing 1-877-293-8133, access code 93098#, recording access code 0111655#. The recording will be available until May 24, 2022.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at www.sedar.com and www.quebecor.com, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2021.

The forward-looking statements in this press release reflect Quebecor’s expectations as of February 24, 2022 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:
Hugues Simard	Communications Department
Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@Quebecor.com
hugues.simard@quebecor.com	514-380-4572
514 380-7414

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income (loss) from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in Table 2 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2021	2020	2019	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,875.7	$1,864.4	$1,803.4	$466.5	$481.7
Media	83.4	82.2	74.8	28.8	45.6
Sports and Entertainment	20.4	8.7	7.3	4.2	2.1
Head Office	(6.3)	(2.7)	(6.0)	(0.7)	(2.6)
	1,973.2	1,952.6	1,879.5	498.8	526.8
Depreciation and amortization	(783.8)	(803.2)	(750.4)	(197.6)	(213.5)
Financial expenses	(333.4)	(328.2)	(327.5)	(79.5)	(79.1)
Gain (loss) on valuation and translation of financial instruments	14.4	8.0	(6.5)	7.2	(0.9)
Restructuring of operations and other items	(4.1)	(39.2)	(28.6)	(7.8)	(6.1)
Loss on debt refinancing	(80.9)	-	-	-	-
Income taxes	(197.0)	(205.8)	(205.7)	(56.6)	(58.1)
Income (loss) from discontinued operations	-	33.2	97.5	-	(0.6)
Net income	$588.4	$617.4	$658.3	$164.5	$168.5

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before income (loss) from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in Table 3 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2021	2020	2019	2021	2020
Adjusted income from continuing operating activities	$621.9	$594.5	$581.0	$157.6	$165.0
Gain (loss) on valuation and translation of financial instruments	14.4	8.0	(6.5)	7.2	(0.9)
Restructuring of operations and other items	(4.1)	(39.2)	(28.6)	(7.8)	(6.1)
Loss on debt refinancing	(80.9)	-	-	-	-
Income taxes related to adjustments[1]	26.1	9.1	8.0	2.5	2.1
Net income attributable to non-controlling interest related to adjustments	1.0	1.6	1.4	1.0	0.3
Discontinued operations	-	33.2	97.5	-	(0.6)
Net income attributable to shareholders	$578.4	$607.2	$652.8	$160.5	$159.8

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Cash flows from operations are also relevant because they are a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in tables 4 and 5 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 4

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2021	2020	2019	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,875.7	$1,864.4	$1,803.4	$466.5	$481.7
Media	83.4	82.2	74.8	28.8	45.6
Sports and Entertainment	20.4	8.7	7.3	4.2	2.1
Head Office	(6.3)	(2.7)	(6.0)	(0.7)	(2.6)
	1,973.2	1,952.6	1,879.5	498.8	526.8
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(391.5)	(402.1)	(459.3)	(75.0)	(103.9)
Media	(20.3)	(14.3)	(24.0)	(9.7)	(7.6)
Sports and Entertainment	(0.8)	(0.6)	(1.3)	(0.4)	(0.4)
Head Office	(1.5)	(1.5)	(1.7)	0.1	(0.2)
	(414.1)	(418.5)	(486.3)	(85.0)	(112.1)
Additions to intangible assets:[2]
Telecommunications	(145.6)	(194.0)	(218.8)	(33.2)	(60.7)
Media	(24.6)	(23.7)	(26.0)	(7.6)	(7.2)
Sports and Entertainment	(3.5)	(2.8)	(3.6)	(1.3)	(0.5)
Head Office	(3.3)	(1.2)	(0.7)	(1.1)	(1.1)
	(177.0)	(221.7)	(249.1)	(43.2)	(69.5)
Adjusted cash flows from operations
Telecommunications	1,338.6	1,268.3	1,125.3	358.3	317.1
Media	38.5	44.2	24.8	11.5	30.8
Sports and Entertainment	16.1	5.3	2.4	2.5	1.2
Head Office	(11.1)	(5.4)	(8.4)	(1.7)	(3.9)
	$1,382.1	$1,312.4	$1,144.1	$370.6	$345.2

	Years ended December 31			Three months ended December 31
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:	2021	2020	2019	2021	2020
Additions to property, plant and equipment	$(414.1)	$(418.5)	$(486.3)	$(85.0)	$(112.1)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(15.2)	(28.7)	(15.3)	(6.6)	(10.3)
Cash flows used for additions to property, plant and equipment	$(429.3)	$(447.2)	$(501.6)	$(91.6)	$(122.4)

	Years ended December 31			Three months ended December 31
[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:	2021	2020	2019	2021	2020
Additions to intangible assets	$(177.0)	$(221.7)	$(249.1)	$(43.2)	$(69.5)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(11.7)	15.8	8.0	1.1	48.7
Cash flows used for licence acquisitions	(830.0)	-	(255.8)	(664.0)	-
Cash flows used for additions to intangible assets	$(1,018.7)	$(205.9)	$(496.9)	$(706.1)	$(20.8)

Table 5

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2021	2020	2019	2021	2020
Adjusted cash flows from operations from Table 4	$1,382.1	$1,312.4	$1,144.1	$370.6	$345.2
Plus (minus)
Cash portion of financial expenses	(325.5)	(320.1)	(319.4)	(77.8)	(77.1)
Cash portion related to restructuring of operations and other items	(22.0)	(31.6)	(9.8)	(7.5)	(5.4)
Current income taxes	(256.9)	(208.7)	(107.9)	(65.6)	(27.7)
Other	8.6	3.7	2.9	2.7	(0.2)
Net change in non-cash balances related to operating activities	(187.1)	40.0	(229.3)	(26.0)	(38.6)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(15.2)	(28.7)	(15.3)	(6.6)	(10.3)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(11.7)	15.8	8.0	1.1	48.7
Free cash flows from continuing operating activities	572.3	782.8	473.3	190.9	234.6
Plus (minus)
Cash flows used for additions to property, plant and equipment	429.3	447.2	501.6	91.6	122.4
Cash flows used for additions to intangible assets (excluding licence acquisitions and renewals)	188.7	205.9	241.1	42.1	20.8
Proceeds from disposal of assets	(7.7)	(4.4)	(4.2)	(1.5)	(0.8)
Cash flows provided by continuing operating activities	$1,182.6	$1,431.5	$1,211.8	$323.1	$377.0

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s consolidated financial statements.

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Dec. 31, 2021		Dec. 31, 2020		Dec. 31, 2019
Total long-term debt[1]	$6,554.0		$5,786.4		$5,986.1
Plus (minus)
Lease liabilities	147.1		139.0		106.6
Current portion of lease liabilities	36.1		34.3		31.3
Bank indebtedness	-		1.7		29.4
Assets related to derivative financial instruments	(405.6)		(625.5)		(679.8)
Liabilities related to derivative financial instruments	23.3		28.4		2.1
Cash and cash equivalents	(64.7)		(136.7)		(14.0)
Consolidated net debt excluding convertible debentures	6,290.2		5,227.6		5,461.7
Divided by:
Trailing 12-month adjusted EBITDA	$1,973.2		$1,952.6		$1,879.5
Consolidated net debt leverage ratio	3.19	x	2.68	x	2.91	x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

Key performance indicator

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT video services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020
Revenues	$1,183.9	$1,146.8	$4,554.4	$4,317.8

Employee costs	167.0	164.3	685.0	635.5
Purchase of goods and services	518.1	455.7	1,896.2	1,729.7
Depreciation and amortization	197.6	213.5	783.8	803.2
Financial expenses	79.5	79.1	333.4	328.2
(Gain) loss on valuation and translation of financial instruments	(7.2)	0.9	(14.4)	(8.0)
Restructuring of operations and other items	7.8	6.1	4.1	39.2
Loss on debt refinancing	-	-	80.9	-

Income before income taxes	221.1	227.2	785.4	790.0

Income taxes (recovery):
Current	65.6	27.7	256.9	208.7
Deferred	(9.0)	30.4	(59.9)	(2.9)
	56.6	58.1	197.0	205.8

Income from continuing operations	164.5	169.1	588.4	584.2
(Loss) income from discontinued operations	-	(0.6)	-	33.2

Net income	$164.5	$168.5	$588.4	$617.4

Income from continuing operations attributable to
Shareholders	$160.5	$160.4	$578.4	$574.0
Non-controlling interests	4.0	8.7	10.0	10.2

Net income attributable to
Shareholders	$160.5	$159.8	$578.4	$607.2
Non-controlling interests	4.0	8.7	10.0	10.2

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.67	$0.64	$2.38	$2.28
From discontinued operations	-	-	-	0.13
Net income	0.67	0.64	2.38	2.41
Diluted:
From continuing operations	0.63	0.64	2.29	2.22
From discontinued operations	-	-	-	0.13
Net income	0.63	0.64	2.29	2.35

Weighted average number of shares outstanding (in millions)	239.8	249.1	243.5	251.6
Weighted average number of diluted shares (in millions)	244.6	253.8	248.3	256.3

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
	2021	2020	2021	2020
Income from continuing operations	$164.5	$169.1	$588.4	$584.2

Other comprehensive (loss) income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(11.1)	(36.0)	0.4	(17.1)
Deferred income taxes	2.1	8.9	3.1	6.4

Loss on translation of investments in foreign associates	(17.6)	-	(17.6)	-

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	(12.5)	2.3	189.5	(84.7)
Deferred income taxes	3.5	(0.1)	(50.2)	22.5

Equity investment:
(Loss) gain on revaluation of an equity investment	(0.6)	-	1.8	-
Deferred income taxes	0.1	-	(0.2)	-

Reclassification to income:
Gain related to cash flow hedges	-	-	(1.0)	-
Deferred income taxes	-	-	0.6	-
	(36.1)	(24.9)	126.4	(72.9)

Comprehensive income from continuing operations	128.4	144.2	714.8	511.3

(Loss) income from discontinued operations	-	(0.6)	-	33.2

Comprehensive income	$128.4	$143.6	$714.8	$544.5

Comprehensive income from continuing operations
attributable to
Shareholders	$122.9	$133.9	$693.0	$504.2
Non-controlling interests	5.5	10.3	21.8	7.1

Comprehensive income attributable to
Shareholders	$122.9	$133.3	$693.0	$537.4
Non-controlling interests	5.5	10.3	21.8	7.1

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended December 31, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$953.1	$212.4	$53.2	$(34.8)	$1,183.9

Employee costs	95.9	56.5	10.2	4.4	167.0
Purchase of goods and services	390.7	127.1	38.8	(38.5)	518.1
Adjusted EBITDA[1]	466.5	28.8	4.2	(0.7)	498.8

Depreciation and amortization					197.6
Financial expenses					79.5
Gain on valuation and translation of financial instruments					(7.2)
Restructuring of operations and other items					7.8
Income before income taxes					$221.1

Cash flows used for
Additions to property, plant and equipment	$83.6	$7.7	$0.4	$(0.1)	$91.6

Additions to intangible assets	695.4	8.1	1.3	1.3	706.1

	Three months ended December 31, 2020

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$940.9	$185.8	$48.8	$(28.7)	$1,146.8

Employee costs	98.8	52.2	8.7	4.6	164.3
Purchase of goods and services	360.4	88.0	38.0	(30.7)	455.7
Adjusted EBITDA[1]	481.7	45.6	2.1	(2.6)	526.8

Depreciation and amortization					213.5
Financial expenses					79.1
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations and other items					6.1
Income before income taxes					$227.2

Cash flows used for
Additions to property, plant and equipment	$117.0	$4.7	$0.4	$0.3	$122.4
Additions to intangible assets	14.4	5.1	0.5	0.8	20.8

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Twelve months ended December 31, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$3,735.0	$776.0	$167.0	$(123.6)	$4,554.4

Employee costs	405.9	221.2	33.2	24.7	685.0
Purchase of goods and services	1,453.4	471.4	113.4	(142.0)	1,896.2
Adjusted EBITDA[1]	1,875.7	83.4	20.4	(6.3)	1,973.2

Depreciation and amortization					783.8
Financial expenses					333.4
Gain on valuation and translation of financial instruments					(14.4)
Restructuring of operations and other items					4.1
Loss on debt refinancing					80.9
Income before income taxes					$785.4

Cash flows used for
Additions to property, plant and equipment	$407.3	$19.7	$0.8	$1.5	$429.3
Additions to intangible assets	986.1	25.5	3.5	3.6	1,018.7

	Twelve months ended December 31, 2020

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$3,622.6	$650.5	$158.0	$(113.3)	$4,317.8

Employee costs	403.8	176.7	30.3	24.7	635.5
Purchase of goods and services	1,354.4	391.6	119.0	(135.3)	1,729.7
Adjusted EBITDA[1]	1,864.4	82.2	8.7	(2.7)	1,952.6

Depreciation and amortization					803.2
Financial expenses					328.2
Gain on valuation and translation of financial instruments					(8.0)
Restructuring of operations and other items					39.2
Income before income taxes					$790.0

Cash flows used for
Additions to property, plant and equipment	$429.3	$15.9	$0.6	$1.4	$447.2
Additions to intangible assets	180.1	22.1	2.8	0.9	205.9

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and (loss) income from discontinued operations.

QUEBECOR INC.

 CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other com-	to non-
	Capital	Contributed	earnings	prehensive	controlling	Total
	stock	surplus	(deficit)	loss	interests	equity
Balance as of December 31, 2019	$1,055.9	$17.4	$(31.7)	$(64.1)	$94.6	$1,072.1
Net income	-	-	607.2	-	10.2	617.4
Other comprehensive loss	-	-	-	(69.8)	(3.1)	(72.9)
Dividends	-	-	(201.1)	-	(0.2)	(201.3)
Repurchase of Class B Shares	(38.1)	-	(163.1)	-	-	(201.2)
Balance as of December 31, 2020	1,017.8	17.4	211.3	(133.9)	101.5	1,214.1
Net income	-	-	578.4	-	10.0	588.4
Other comprehensive income	-	-	-	114.6	11.8	126.4
Dividends	-	-	(267.6)	-	(0.1)	(267.7)
Repurchase of Class B Shares	(52.6)	-	(229.8)	-	-	(282.4)
Balance as of December 31, 2021	$965.2	$17.4	$292.3	$(19.3)	$123.2	$1,378.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
	2021	2020	2021	2020
Cash flows related to operating activities
Income from continuing operations	$164.5	$169.1	$588.4	$584.2
Adjustments for:
Depreciation of property, plant and equipment	142.5	166.8	577.4	622.1
Amortization of intangible assets	45.0	36.2	165.3	143.4
Depreciation of right-of-use assets	10.1	10.5	41.1	37.7
(Gain) loss on valuation and translation of financial instruments	(7.2)	0.9	(14.4)	(8.0)
Gain on disposal of other assets	(0.4)	(0.5)	(19.4)	(0.9)
Impairment of assets	0.7	1.2	1.5	8.5
Loss on debt refinancing	-	-	80.9	-
Amortization of financing costs	1.7	2.0	7.9	8.1
Deferred income taxes	(9.0)	30.4	(59.9)	(2.9)
Other	1.2	(1.0)	0.9	(0.7)
	349.1	415.6	1,369.7	1,391.5
Net change in non-cash balances related to operating activities	(26.0)	(38.6)	(187.1)	40.0
Cash flows provided by continuing operating activities	323.1	377.0	1,182.6	1,431.5
Cash flows related to investing activities
Business acquisitions	-	(36.3)	(21.0)	(47.1)
Business disposals	-	0.2	-	0.2
Additions to property, plant and equipment	(91.6)	(122.4)	(429.3)	(447.2)
Additions to intangible assets	(706.1)	(20.8)	(1,018.7)	(205.9)
Proceeds from disposals of assets	1.5	0.8	7.7	4.4
Acquisition of investments and other	(67.2)	33.1	(75.2)	(18.3)
Cash flows used in continuing investing activities	(863.4)	(145.4)	(1,536.5)	(713.9)
Cash flows related to financing activities
Net change in bank indebtedness	(5.6)	(13.5)	(1.7)	(27.7)
Net change under revolving facilities	263.1	(2.1)	269.8	(127.0)
Issuance of long-term debt, net of financing costs	-	-	1,986.8	-
Repayment of long-term debt	(0.4)	(0.3)	(1,565.4)	(1.3)
Repayment of lease liabilities	(9.7)	(10.6)	(41.1)	(41.9)
Settlement of hedging contracts	(0.8)	(0.8)	183.6	(1.6)
Repurchase of Class B Shares	(56.5)	(57.8)	(282.4)	(201.2)
Dividends	(65.8)	(49.8)	(267.6)	(201.1)
Dividends paid to non-controlling interests	-	-	(0.1)	(0.2)
Cash flows provided by (used in) continuing financing activities	124.3	(134.9)	281.9	(602.0)

Cash flows (used in) provided by continuing operations	(416.0)	96.7	(72.0)	115.6

Cash flows (used in) provided by discontinued operations	-	(0.7)	-	7.1

Cash and cash equivalents at beginning of period	480.7	40.7	136.7	14.0
Cash and cash equivalents at end of period	$64.7	$136.7	$64.7	$136.7

Cash and cash equivalents consist of
Cash	$63.6	$135.4	$63.6	$135.4
Cash equivalents	1.1	1.3	1.1	1.3
	$64.7	$136.7	$64.7	$136.7

Interest and taxes reflected as operating activities
Cash interest payments	$126.8	$117.6	$332.1	$316.1
Cash income tax payments (net of refunds)	57.2	33.9	282.3	127.5

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	December 31	December 31
	2021	2020
Assets

Current assets
Cash and cash equivalents	$64.7	$136.7
Restricted cash	162.4	-
Accounts receivable	745.1	563.6
Contract assets	129.4	174.9
Income taxes	7.3	4.9
Inventories	282.6	250.7
Other current assets	132.0	113.0
	1,523.5	1,243.8

Non-current assets
Property, plant and equipment	3,058.7	3,189.2
Intangible assets	2,344.1	1,466.7
Right-of-use assets	152.3	143.1
Goodwill	2,718.5	2,714.0
Derivative financial instruments	405.6	625.5
Deferred income taxes	39.2	45.5
Other assets	521.1	433.8
	9,239.5	8,617.8
Total assets	$10,763.0	$9,861.6

Liabilities and equity

Current liabilities
Bank indebtedness	$-	$1.7
Accounts payable, accrued charges and provisions	861.0	872.2
Deferred revenue	309.7	307.5
Deferred subsidies	162.4	-
Income taxes	47.4	70.0
Current portion of long-term debt	56.5	28.5
Current portion of lease liabilities	36.1	34.3
	1,473.1	1,314.2

Non-current liabilities
Long-term debt	6,467.9	5,744.9
Derivative financial instruments	23.3	28.4
Convertible debentures	150.0	150.0
Lease liabilities	147.1	139.0
Deferred income taxes	829.6	848.2
Other liabilities	293.2	422.8
	7,911.1	7,333.3
Equity
Capital stock	965.2	1,017.8
Contributed surplus	17.4	17.4
Retained earnings	292.3	211.3
Accumulated other comprehensive loss	(19.3)	(133.9)
Equity attributable to shareholders	1,255.6	1,112.6
Non-controlling interests	123.2	101.5
	1,378.8	1,214.1

Total liabilities and equity	$10,763.0	$9,861.6

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2021

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2021

Basic Data Per Share

	4th Quarter		Full Year
	2021	2020	2021	2020
Adjusted income from continuing operating activities	$0.66	$0.66	$2.55	$2.36

Adjustments :
Gain on valuation and translation of financial instruments	0.03	-	0.06	0.03
Unusual items	(0.02)	(0.02)	(0.23)	(0.11)
Discontinued operations	-	-	-	0.13
Total	0.01	(0.02)	(0.17)	0.05

Net income attributable to shareholders	$0.67	$0.64	$2.38	$2.41

Weighted average number of shares outstanding (in millions)	239.8	249.1	243.5	251.6

QUEBECOR INC.

Supplementary Disclosure
December 31, 2021
Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$44.5
$44.5

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,089.3
1,089.3
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	285.0
5 3/8% Senior Notes due in 2024	758.2
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	758.2
3 5/8% Senior Notes due in 2028	750.0
3 5/8% Senior Notes due in 2029	631.8
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
5,408.2
TVA Group Inc.
Revolving credit facility due in 2023 (availability: $75)	12.0
12.0

Other debt	-

Total Quebecor Media Inc.	$6,509.5

TOTAL LONG-TERM DEBT [1]	$6,554.0

Bank indebtedness	-
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	183.2
(Asset) liability related to derivative financial instruments	(382.3)

Cash and cash equivalents :
TVA Group Inc.	5.2
Other	59.5

$64.7

1 Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 19 to Consolidated Financial Statements.

2 Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2021, subject to a floor price of approximately $25.49 and a ceiling price of approximately $31.87.

QUEBECOR INC.

Supplementary Disclosure
December 31, 2021
Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)

	2021								2020
	Dec 31		Sep 30		Jun 30		Mar 31		Dec 31
Total long-term debt [1]	$6,554.0		$6,284.7		$7,714.5		$6,376.1		$5,786.4

Add (deduct):
(Asset) liability related to derivative financial instruments	(382.3)		(389.6)		(489.3)		(534.3)		(597.1)
Lease liabilities	183.2		181.6		183.0		179.4		173.3
Bank indebtedness	-		5.6		5.6		3.3		1.7
Cash and cash equivalents	(64.7)		(480.7)		(1,999.3)		(759.3)		(136.7)

Consolidated net debt excluding convertible debentures	$6,290.2		$5,601.6		$5,414.5		$5,265.2		$5,227.6
Divided by: trailing 12-month adjusted EBITDA	$1,973.2		$2,001.2		$1,994.3		$1,968.6		$1,952.6

Consolidated net debt leverage ratio	3.19	x	2.80	x	2.71	x	2.67	x	2.68	x

1 Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 19 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure
December 31, 2021
Operating Results

	2021				2020
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue-Generating Units ('000) [1]	6,189.6	6,146.6	6,121.0	6,141.2	6,147.9
Mobile Telephony Lines ('000)	1,601.9	1,571.3	1,530.4	1,503.2	1,481.1
Homes Passed ('000)	3,048.8	3,030.5	3,020.9	3,005.1	2,994.7
Internet Subscribers ('000)	1,840.8	1,832.7	1,810.2	1,804.9	1,796.8
Penetration of Homes Passed	60.4%	60.5%	59.9%	60.1%	60.0%
Television Subscribers ('000)	1,418.6	1,428.0	1,441.4	1,457.5	1,475.6
Penetration of Homes Passed	46.5%	47.1%	47.7%	48.5%	49.3%
Wireline Telephony Lines ('000)	824.9	847.4	872.4	897.7	924.7
Penetration of Homes Passed	27.1%	28.0%	28.9%	29.9%	30.9%
Over-the-Top Video Subscribers ('000)	503.4	467.2	466.6	477.9	469.7

	4th Quarter			Full Year
	2021	2020	VAR	2021	2020	VAR
(in millions)
Revenues
Internet	$301.6	$292.3	3.2%	$1,201.4	$1,131.4	6.2%
Television	203.8	220.0	-7.4%	836.1	903.6	-7.5%
Mobile telephony	185.4	170.2	8.9%	712.5	658.5	8.2%
Wireline telephony	77.7	83.3	-6.7%	318.5	338.4	-5.9%
Mobile equipment sales	80.9	77.4	4.5%	276.4	257.2	7.5%
Wireline equipment sales	55.8	51.0	9.4%	204.0	151.7	34.5%
Other	47.9	46.7	2.6%	186.1	181.8	2.4%
Telecommunications	$953.1	$940.9	1.3%	$3,735.0	$3,622.6	3.1%

Adjusted EBITDA
Telecommunications	$466.5	$481.7	-3.2%	$1,875.7	$1,864.4	0.6%

Cash flows used for:
Additions to PP&E	$83.6	$117.0		$407.3	$429.3
Additions to Intangible Assets	695.4	14.4		986.1	180.1
Telecommunications	$779.0	$131.4	492.8%	$1,393.4	$609.4	128.7%

Mobile Telephony ABPU [2]	$48.57	$50.52		$49.73	$50.85
Total ABPU [2]	$49.94	$50.21		$50.33	$49.94

1 Revenue-generating units (" RGUs ") are the sum of subscriptions to the Internet access, television and over-the-top video services, plus subscriber connections to the mobile and wireline telephony services.

2 Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure
December 31, 2021
Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2021

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the financial year 2021, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2021 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	February 25,2022